September 5, 2007

Via U.S. Mail and Facsimile (650-940-4710)

Barry G. Caldwell
President, Chief Executive Officer, and Director
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

	Re:	Iridex Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
		File No. 0-27598
		Response Letter filed August 2, 2007

Dear Mr. Caldwell:

      We have reviewed your response letter dated August 2, 2007 and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 2 in our letter dated June 27, 2007. You have not provided us the information we requested in that comment. We reissue the comment.

If you are unable to provide the information requested by the comment until after you have prepared the referenced Voluntary Self Disclosure, please so advise, and advise us of the approximate timeframe in which you will be able to respond to the comment.


* * * * *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance




Barry G. Caldwell
Iridex Corporation
September 4, 2007
Page 1